Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended March 31,
	2007	2006
Numerator:
Income from continuing operations	16,382	8,677
Discontinued operations, net	—	3,178
Preferred stock dividends	(4,468)	(4,468)

Net income available to common shareholders	11,914	7,387

Denominator:
Denominator for basic earnings per share—weighted average shares	50,620	51,130

Dilutive effect of stock based awards	1,240	1,215

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,860	52,345

Basic earnings per share from continuing operations.	0.24	0.08
Basic earnings per share from discontinued operations	—	0.06

Basic earnings per share	0.24	0.14

Diluted earnings per share from continuing operations	0.23	0.08
Diluted earnings per share from discontinued operations	—	0.06

Diluted earnings per share	0.23	0.14